

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Mr. Tin Nang (Chris) Lui
Chief Financial Officer
Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

     RE: Huixin Waste Water Solutions, Inc.
             Form 10-K for the Year Ended December 31, 2012
             Filed March 29, 2013
             Response Letter Dated March 7, 2014
             File No. 0-52339

Dear Mr. Lui:

We have reviewed your response letter dated March 7, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comments one and two from our letter dated February 24, 2014 and we reissue the comments. Please note that we have reviewed your supplemental materials. Prior to declaring a mineral reserve under Industry Guide 7 we require a detailed feasibility study including all items noted in comment 6 from our letter dated December 19, 2013. Additionally, our understanding of a 333 resource, as provided in your technical report, is that this material is similar to an inferred resource which is not directly convertible into proven or probable reserves without additional sampling. Please revise your filing accordingly.

2.   We note your response that "mining rights are amortized using the units of production method" and "in applying this method, the numerator is current year production and the denominator is expected production from mines over the life of the individual mining

rights, with consideration of production limitations imposed by the mining rights agreements." Absent your establishment of proven and probable reserves under Industry Guide 7, please explain to us how you determined the denominator you used in your application of the units of production method. Given the absence of proven and probable reserves, it is not clear to us why you believe it is appropriate to use mineral resources in depletion calculations or why you believe an alternative depletion method would not be more appropriate based on your current facts and circumstances. Also, please more fully explain to us the "production limitations" imposed by your mining rights agreements and the time periods over which your mining rights extend.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief